UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

Earnings Release

BR GAAP - 3rd Quarter of 2018

Earnings Release (BR GAAP) | 3Q18

Table of Contents

Managerial Analysis of Results BR GAAP

Earnings Release (BR GAAP) | 3Q18

Data Summary for the Period

The information presented in this report excludes the non-recurring events that can be found on pages 27 and 28(Accounting and Managerial Results Reconciliation).

MANAGERIAL1 ANALYSIS - BR GAAP	9M18	9M17	Var.	3Q18	2Q18	Var.
			12M		3M
RESULTS (R$ million)
Net interest income	31,253	27,829	12.3%	10,629	10,460	1.6%
Fees	12,544	11,372	10.3%	4,135	4,275	-3.3%
Allowance for loan losses	(7,874)	(7,053)	11.6%	(2,618)	(2,604)	0.6%
General Expenses²	(14,692)	(13,985)	5.1%	(5,020)	(4,867)	3.2%
Personnel Expenses	(6,926)	(6,725)	3.0%	(2,331)	(2,286)	2.0%
Administrative Expenses	(7,767)	(7,260)	7.0%	(2,690)	(2,581)	4.2%
Managerial net profit³	8,992	7,201	24.9%	3,108	3,025	2.8%
Accounting net profit	8,831	5,499	60.6%	3,039	2,972	2.2%

BALANCE SHEET (R$ million)
Total assets	769,990	676,768	13.8%	769,990	739,071	4.2%
Securities and Derivative Financial Instruments	179,682	182,557	-1.6%	179,682	187,417	-4.1%
Loan portfolio	298,433	262,965	13.5%	298,433	290,479	2.7%
Individuals	125,336	102,263	22.6%	125,336	119,837	4.6%
Consumer finance	47,274	39,178	20.7%	47,274	45,369	4.2%
SMEs	36,269	32,945	10.1%	36,269	35,319	2.7%
Corporate	89,554	88,579	1.1%	89,554	89,954	-0.4%
Expanded Loan Portfolio⁴	380,713	336,475	13.1%	380,713	368,245	3.4%
Funding from Clients⁵	336,997	309,244	9.0%	336,997	324,879	3.7%
Deposits (demand, saving and time)	246,476	201,417	22.4%	246,476	237,551	3.8%
Equity⁶	64,824	61,564	5.3%	64,824	62,529	3.7%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill⁶ - annualized	19.4%	16.3%	3.1 p.p.	19.5%	19.5%	0.0 p.p.
Return on average asset excluding goodwill⁶ - annualized	1.6%	1.4%	0.2 p.p.	1.6%	1.7%	-0.1 p.p.
Efficiency ratio⁷	39.8%	44.0%	-4.2 p.p.	39.7%	39.6%	0.1 p.p.
Recurrence ratio⁸	85.4%	81.3%	4.1 p.p.	82.4%	87.8%	-5.4 p.p.
BIS ratio	15.3%	16.2%	-0.9 p.p.	15.3%	14.8%	0.5 p.p.
Tier I	14.1%	15.2%	-1.1 p.p.	14.1%	13.6%	0.5 p.p.
Tier II	1.1%	1.0%	0.1 p.p.	1.1%	1.2%	-0.1 p.p.
CET1 - Fully Loaded	12.6%	13.3%	-0.7 p.p.	12.6%	12.4%	0.2 p.p.

PORTFOLIO QUALITY INDICATORS (%)
Delinquency ratio (over 90 days)	2.9%	2.9%	0.0 p.p.	2.9%	2.8%	0.1 p.p.
Individuals	3.8%	3.7%	0.1 p.p.	3.8%	3.8%	0.0 p.p.
Corporate & SMEs	1.9%	1.9%	0.0 p.p.	1.9%	1.7%	0.2 p.p.
Coverage ratio (over 90 days)	207.1%	229.7%	-22.6 p.p.	207.1%	219.4%	-12.3 p.p.
Delinquency ratio (over 60 days)	3.7%	3.6%	0.1 p.p.	3.7%	3.7%	0.0 p.p.

OTHER DATA
Assets under management[9] - AUM (R$ million)	301,541	296,043	1.9%	301,541	302,162	-0.2%
Branches	2,276	2,255	21	2,276	2,262	14
PABs (mini branches)	1,168	1,169	(1)	1,168	1,228	(60)
Own ATMs	13,607	13,507	100	13,607	13,516	91
Shared ATMs	22,447	20,940	1,507	22,447	22,103	344
Employees[10]	47,836	46,734	1,102	47,836	48,008	(172)

1 Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect and other adjustments, as described on pages 27 and 28.
2 Administrative expenses exclude 100% of the goodwill amortization expense. Personnel expenses include profit-sharing.
3 Managerial net profit corresponds to the corporate net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 70 million in 3Q18, R$ 70 million in 2Q18 and R$ 457 million in 3Q17.
4 Including other credit risk transactions (debentures, FDIC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees).
5 Including Savings, Demand Deposits, Time Deposits, Debentures, LCA, LCI, Financial Bills and Certificates of Structured Operations ("COE").
6 Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 727 million in 3Q18, R$ 796 million in 2Q18 and R$ 795 million in 3Q17.
7 Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses).
8 Recurrence Ratio: Fees / General Expenses.
9 According to ANBIMA (Brazilian Financial and Capital Markets Association) criteria.
10 As of 1Q18, it includes technology companies Produban and Isban.

Earnings Release (BR GAAP) | 3Q18

Strategy

Banco Santander Brasil is the only international bank with scale in the country. We are convinced that the best way to grow in a profitable, recurring and sustainable manner is by providing excellent services to enhance customer satisfaction levels and attract more customers, making them more loyal. Our actions are based on establishing close and long-lasting relationships with customers, suppliers and shareholders. To accomplish that goal, our purpose is to help people and businesses prosper by being a Simple, Personal and Fair Bank, guided by the following strategic priorities:

Increase customer preference and loyalty by offering targeted, simple, digital and innovative products and services through a multi-channel platform.	Improve the
profitability, recurrence
and sustainability of
our results by growing
in businesses with
greater revenue
diversification, aiming
to strike a balance
between loan, funding
and services, while
maintaining a
preemptive risk
management approach
and rigorous cost
control.	Be disciplined with capital and liquidity to preserve our solidity, face regulatory changes and seize growth opportunities.	Boost productivity through an intense agenda of commercial improvements that enable us to offer a complete portfolio of services.

In this quarter we highlight the solid profitability performance, which reflects our sustainable business model and our focus on improving customer experience and satisfaction. As a result, we increased our client base and expanded our NPS (Net Promoter Score) indicator, which proves the improvement in our services. We continue to capture the synergies of our ecosystem along with the continuous strive for operational excellence that is already showing results. All these achievements are derived from the high engagement level of our employees and strong internal culture. Among our initiatives in the quarter, we highlight:

Engaged employees foster the sustainability of our business. We continued to work on key fronts, such as cultivating clear and horizontal communication of top management with employees, promoting meritocracy, encouraging individual leadership in technical training and intrapreneurship.	The high level of employee engagement, combined with our innovations and continuous quest for operational efficiency, points us in the right direction towards excellence in our services. This quarter, our NPS (Net Promoter Score), a tool used to gauge customer experience, reached 55 points, which represents 4.0 points rise compared to the previous quarter.
During the quarter, we were recognized, for the 3rd consecutive year, as one of the best companies to work for in Brazil, according to the GPTW (Great Place to Work) survey. The jump of 14 positions from last year shows the consolidation of our internal culture and employee engagement.	As a result of our actions, we further expanded our customer base, highlighted by active current account holders, who have been growing for 40 months in a row.

Earnings Release (BR GAAP) | 3Q18

Payroll Loans: the high production level allowed us to expand our loan market share to 9.8%[1], a 2.0 p.p. increase in twelve months. In the quarter, the number of contracts generated through our digital channels advanced 1.3x QoQ, reflecting good costumer acceptance.
Real Estate: mortgage origination increased by 2.3²x in comparison with the same period of the previous year. The industrialization of our internal processes already shows advances in efficiency: lead time³ reduced 18% while agreements issued[4] increased by 1.1x.

We maintained our position as the agribusiness partner bank by providing quality services and an assertive offering catered to the entire production chain. During the quarter, we announced the winners of the Novo Agro Award, in partnership with Esalq-USP, which recognizes and celebrates the good practices of national producers and entrepreneurship. We also inaugurated two agribusiness-dedicated stores, totaling 18 spaces at the end of September 2018. As a result of the improvement of our processes, lead time[3] fell 26% and agreements issued[4] increased by 2.9x.

We were recognized by the Visão Agro Centro-Sul Award[5] as the biggest supporter of transformation in the sugarcane agribusiness in Brazil.

Cards: we continued to accelerate our business opportunities by launching the NFC tag (technology for contactless payments) for watch bands, which complements the Santander Pass offering. In addition to that, as of this quarter, non-account holders are able to sign up for the credit card at our branches. With the purpose of broadening our product offering, the AAdvantage® credit card has incorporated the debit function and is being marketed at special rates for current account holders. Total turnover grew 19% YoY in 3Q18, the eleventh consecutive quarter of double-digit growth. The market share in credit portfolio reached 12.9%¹, went up 1.2 p.p. YoY.

In this quarter, total revenue grew 35% in twelve months while market share expanded 2.8 p.p. YoY reaching 14.0%[6]. To support the e-commerce segment we launched in this quarter a platform that provides the financial intermediation between the marketplace and storekeepers also includes several financial services. Among the financial services provided, we highlight the acceptance and generation of bills, sales conciliation, anti-fraud system, among others. Thus, we strengthen our position in e-commerce.

¹ Source: Brazilian Central Bank, as of September/18.
² Source: Brazilian Central Bank, cumulative figures between January and September of 2018.
³ Comparison between Jan-18 and Sept-18 4 Comparison between the average of the last vintages between Jan-18 and Sept-18 5 Executed by AR Empreendimentos and supervised by GEGIS (Grupo de estudos do setor sucroenergético) and Revista Visão da Agroindústria. 6 Source: ABECS – Acquirers, as of June 2018.

Earnings Release (BR GAAP) | 3Q18

In addition, we announced the digital POS that will assist our clients in managing their businesses and our strategy is to offer customized solutions to market niches. In order to reach more clients, in this quarter we included service kiosks in street markets to offer Superget among others financial products.

sales conversion. Since its launch, 86% of leads received information on buyers from the Cockpit.

•     We continued to gain market share, which reached 11.5%[7] (+2.7 p.p. YoY). Our strategy is based on sector-oriented offers, with specialized service, and a non-financial offering through the "Avançar" Program. This quarter, we included basic education in our sector-oriented portfolio through a monthly tuition payment solution via credit card, which was developed in collaboration with Getnet. Moreover, it also includes non-financial offerings, such as access to Universia and the learning management platform. Within the scope of the "Avançar" Program, we inaugurated 5 spaces to hold events and entrepreneur meetings. All of these factors help us keep expanding our customer base and strengthening loyalty.

We are still recognized as leaders:

•     Santander Corporate & Investment Banking (SCIB):

Financial advisory for financing and concession auctions and finance structuring, according to Anbima[9] and advisor in Brazil and LATAM according to Dealogic[9].

In the foreign exchange market according to the Brazilian Central Bank[10].

Santander Corretora was ranked11 in the 1st place in stock recommendation by newspaper Valor Econômico.

•     Santander Financiamentos: the market share reached 23.8%[8] (+1.0 p.p. in twelve months), sustaining our leadership in the segment. This quarter, we were once again pioneers in the sector with the launch of +Fidelidade, an incentive model to store owners based on their level of loyalty and relationship with Santander Brasil. In addition, we enhanced the customer's after-sales process, through several functionalities in an online portal that provides autonomy and practicality. As a result, we have already seen an increase in the segment's NPS, as well as greater operational efficiency.

•   In the Sustainability space, we maintained our leadership in the microcredit market through the “Prospera” program, whose credit portfolio at the end of September 2018 grew 47% in twelve months. In Universidades segment (higher education), we held “Preparadão Universia,” an education event that had workshops, booths with educational institutions and the biggest class in the world. This reinforces Grupo Santander's position as the company that invests the most in education in the world – in Brazil alone, we have awarded around 11.3 thousand scholarships since 2015.

•We expanded our activities in the promotion of clean energy through a new credit line which finances solar energy equipment and can be hired directly at the branches. We believe in this market’s potential in the upcoming years and thus we are strengthening our positioning.

• Webmotors: the Cockpit tool maintains a good implementation pace in stores and a high level of activation, reaching 78%. This platform brings together several solutions for the entire process of buying and selling vehicles and one of its functions is to improve

¹ Source: Brazilian Central Bank, as of September/18. ² Source: Brazilian Central Bank, cumulative figures between January and September of 2018. 3 Comparison between Jan-18 and Sept-18 4 Comparison between the average of the last vintages between Jan-18 and Sept-18 5 Executed by AR Empreendimentos and supervised by GEGIS (Grupo de estudos do setor sucroenergético) and Revista Visão da Agroindústria. 6 Source: ABECS – Acquirers, as of June 2018. 7 Source: Brazilian Central Bank, as of June 2018. 8 Source: Brazilian Central Bank, as of September of 2018. Total market share of vehicles (considering individuals and companies). 9 Financial Advisory in the Americas. Dealogic. 9M18 and Financial Advisory – leadership since 2008, ANBIMA 2017. 10 Cumulative between Jan-18 and Sept-18 11 Considering the performance from January through August 2018.

Earnings Release (BR GAAP) | 3Q18

Executive Summary

Our performance is a testament to the sustainability of our business model, with a focus on the customer and on generating greater value to shareholders. Although economic activity indicators still point to weak domestic demand, we continue to expand our loan portfolio through profitable market share gains. This annual expansion of the loan balance for the seventh consecutive quarter derived from solid risk management and the effectiveness of our models, maintaining quality indicators at controlled levels. As a result, our total revenue has grown steadily on a year-on-year basis since 1Q15, with positive contributions from both net interest income and fees. At the same time, our industrial operating model enables the constant improvement of the efficiency ratio. Due to the combination of all these factors, our profitability has remained with yearly growth and consistent.

Managerial net profit totaled R$ 8,992 million in the first nine months of 2018, growing 24.9% in twelve months and 2.8% in three months.

Profitability

The return on average equity (ROAE), adjusted for goodwill, was 19.4%, in the first nine months of 2018, representing a twelve-month increase of 3.1 p.p. This performance stems from the rise in revenues, through the expansion of our customer base, and greater operational efficiency.

Total revenues

amounted to R$ 43,797 in the first nine months of 2018, rising 11.7% in twelve months (or R$ 4,596 million) and 0.2% in three months. Net interest income reached R$ 31,253 million in the first nine months of 2018, meaning a 12.3% increase in twelve months, influenced by growth in the average loan balance and a stronger participation of retail segments. In three months, net interest income rose 1.6% due to higher revenues from market activities and deposits, while the loan margin was affected by the tightening of spreads. Fees came to R$ 12,544 million, advancing 10.3% in twelve months, driven by an increased customer base and loyalty. Among the revenues that comprise this result, the highlights continue to be credit cards and acquiring activities, alongside current account services and insurance fees. In three months, fees fell by 3.3%, largely explained by fees revisions according to market guidelines and reduced activity in capital markets.

Allowance for loan losses

reached R$ 7,874 million in the year through September 2018, a 11.6% increase, below of the growth of the loan portfolio. In three months, allowance for loan losses rose 0.6%. This evolution in both periods reflects the strength of our risk management and the effectiveness of our mathematical models.

General expenses

totaled R$ 14,692 million in the first nine months of 2018, climbing 5.1% in twelve months and 3.2% in three months. This rise in both periods is primarily attributed to higher data processing expenses and personnel expenses. It is worth mention that the expansion of our customer base alongside increased transactionality affect our data processing expenses. The efficiency ratio reached 39.7% in the third quarter of 2018, went up 0.1 p.p. in three months. In the first nine months of 2018, the ratio was 39.8% meaning an improvement of 4.2 p.p. in twelve months.

Earnings Release (BR GAAP) | 3Q18

BALANCE SHEET AND INDICATORS

The total loan portfolio

amounted to R$ 298,433 million at the end of September 2018, expanding by 13.5% in twelve months (or a 10.4% increase, disregarding the exchange rate fluctuation effect). This quarter, the Individuals and Consumer Finance segments were once again the growth highlights, advancing 22.6% and 20.7% in twelve months, respectively. It is important to note our profitable market share gain in Brazil's total credit market, which reached 9.4% in September of 2018 (+0.8 p.p. in twelve months).

In three months, the total portfolio grew 2.7%.

The expanded loan portfolio reached R$ 380,713 million, meaning growth of 13.1% in twelve months and 3.4% in three months.

Total equity excluding R$ 727 million related to the goodwill balance, was R$ 64,824 million at the end of September 2018, climbing 5.3% in twelve months and 3.7% in three months.

Funding from clients

totaled R$ 336,997 million at the end of September 2018, rising 9.0% in twelve months and 3.7% in three months. In both periods, the performance was chiefly influenced by the increase in time deposits, which went up 25.7% in twelve months and 3.9% in three months. Savings deposits also made a positive contribution, with growth of 15.2% in twelve months and 4.4% compared to June 2018.

Quality indicators

The over-90-day delinquency ratio stood at 2.9% in September 2018, stable in twelve months. In three months, this ratio was 0.1 p.p. higher due to a one-off case in the Corporate segment. The cost of credit hit 3.1% in the third quarter of 2018, which represents a decrease of 0.2 p.p. in twelve months and a 0.1 p.p. decline in three months. The coverage ratio came to 207% in September 2018, falling 22.6 p.p. in twelve months and 12.3 p.p. in three months. The performance in both periods was impacted by the one-off case mentioned above. Portfolio quality indicators remain under control, owing to the effectiveness of our models and the strength of our risk management.

Capital indicators

The BIS ratio stood at 15.3% in September 2018, meaning a reduction of 0.9 p.p. in twelve months and an increase of 0.5 p.p. in three months. The fully-loaded CET1 ratio reached 12.6%, down 0.7 p.p. in twelve months and up 0.2 p.p. in three months.

Earnings Release (BR GAAP) | 3Q18

Next, we present our analysis of the managerial results.
MANAGERIAL FINANCIAL STATEMENTS¹	9M18	9M17	Var.	3Q18	2Q18	Var.
(R$ million)			12M			3M

Net Interest Income	31,253	27,829	12.3%	10,629	10,460	1.6%
Allowance for Loan Losses	(7,874)	(7,053)	11.6%	(2,618)	(2,604)	0.6%
Net Interest Income after Loan Losses	23,379	20,776	12.5%	8,011	7,856	2.0%
Fees	12,544	11,372	10.3%	4,135	4,275	-3.3%
General Expenses	(14,692)	(13,985)	5.1%	(5,020)	(4,867)	3.2%
Personnel Expenses + Profit Sharing	(6,926)	(6,725)	3.0%	(2,331)	(2,286)	2.0%
Administrative Expenses²	(7,767)	(7,260)	7.0%	(2,690)	(2,581)	4.2%
Tax Expenses	(2,992)	(2,712)	10.3%	(1,004)	(1,024)	-2.0%
Investments in Affiliates and Subsidiaries	14	26	-47.1%	5	6	-24.6%
Other Operating Income/Expenses	(3,878)	(4,735)	-18.1%	(1,113)	(1,432)	-22.3%
Operating Income	14,373	10,743	33.8%	5,014	4,814	4.2%
Non Operating Income	33	(313)	-110.7%	6	15	-58.0%
Net Profit before Tax	14,407	10,430	38.1%	5,020	4,829	4.0%
Income Tax and Social Contribution	(5,154)	(2,929)	76.0%	(1,825)	(1,714)	6.5%
Minority Interest	(261)	(300)	-13.2%	(87)	(90)	-3.0%
Net Profit	8,992	7,201	24.9%	3,108	3,025	2.8%

  ¹ Excluding 100% of the goodwill amortization expense, foreign exchange hedge effect and other adjustments, as described on page 27 and 28.
  ² Excluding 100% of the goodwill amortization expense.

  Net Interest Income

  Net interest income totaled R$ 31,253 million in the first nine months of 2018, growing 12.3% in twelve months (or R$ 3,424 million) and 1.6% in three months.

  Revenues from loan operations advanced 19.2% in the year to date compared with the same period last year, given the increase in the average volume of the loan portfolio and greater participation of retail segments. In three months, these revenues were slightly higher, by 0.1%, as consequence of stronger volumes, which were partially offset by tighter spreads, in part attributed to regulatory changes in credit cards.

  Funding revenues in the first nine months of 2018 fell by 10.0% in twelve months, influenced by the decline in the benchmark interest rate in the period. In three months, these revenues experienced a 6.3% increase due to higher volumes.

  Other interest income, which comprises the result of the structural gap in the balance sheet interest rate and activities with treasury clients, among others, expanded by 4.6% in twelve months and 4.5% in three months, thanks to higher revenues from market activities.

Earnings Release (BR GAAP) | 3Q18

NET INTEREST INCOME	9M18	9M17	Var.	3Q18	2Q18	Var.
(R$ million)				12M
Net Interest Income	31,253	27,829	12.3%	10,629	10,460	1.6%
Loan	21,069	17,681	19.2%	7,183	7,177	0.1%
Average volume	282,694	255,839	10.5%	293,568	283,480	3.6%
Spread (Annualized)	10.0%	9.2%	0.8 p.p	9.7%	10.2%	-0.4 p.p
Funding	2,661	2,955	-10.0%	956	900	6.3%
Average volume	283,345	244,973	15.7%	295,135	285,857	3.2%
Spread (Annualized)	1.3%	1.6%	-0.4 p.p	1.3%	1.3%	0.0 p.p
Other¹	7,523	7,192	4.6%	2,490	2,383	4.5%

  ¹ Including other margins and the result from financial transactions.

  Fees Revenues from Banking Services

  Revenues from banking services and fees totaled R$ 12,544 million in the year to date, representing a 10.3% rise in twelve months, mostly driven by credit cards and acquiring activities, current account services and insurance fees. In the quarter, these revenues declined by 3.3%.

  Cards and acquiring fees amounted to R$ 4,227 million in the first nine months of 2018, rising 18.1% relative to the same period of 2017, recording the tenth consecutive quarter of double-digit annual growth. This result is mainly attributed to higher card and acquiring turnover. In the quarter, these revenues went up 3.8%.

  Current account service fees came to R$ 2,475 million in the year to date, advancing 15.4% in twelve months and 3.0% in three months, in line with the growing base of active current account holders, which has been expanding for 40 consecutive months.

  Insurance fees stood at R$ 1,989 million in the first nine months of 2018, representing growth of 10.8% in twelve months, supported by the credit dynamics in the period. In three months, these revenues declined by 3.6%, given the greater concentration of campaigns that normally occur in the second quarter and affect the comparison.

  Collection service fees reached R$ 1,120 million in the year to date, climbing 9.4% in twelve months and dropping 3.1% in three months.

  Lending fees were R$ 1,081 million in the first nine months of 2018, down 3.4% in twelve months and 25.7% in three months. This performance is mostly explained by fee revisions according to market guidelines.

  Securities placement, custody and brokerage fees totaled R$ 464 million in the year to date, decreasing by 7.1% in twelve months. In three months, these revenues saw a 42.1% drop due to lower capital market activities on the back of the political-economic scenario in the period.

Earnings Release (BR GAAP) | 3Q18

FEES INCOME (R$ million)	9M18	9M17	Var. 12M	3Q18	2Q18	Var. 3M

Cards and Acquiring	4,227	3,580	18.1%	1,460	1,407	3.8%
Insurance fees	1,989	1,795	10.8%	651	676	-3.6%
Current Account Services	2,475	2,144	15.4%	851	826	3.0%
Asset Management	758	760	-0.3%	248	258	-4.0%
Lending Operations	1,081	1,119	-3.4%	296	399	-25.7%
Collection Services	1,120	1,023	9.4%	367	379	-3.1%
Placement, Custody and Brokerage of Securities	464	500	-7.1%	111	192	-42.1%
Other	430	451	-4.6%	150	138	9.1%
Total	12,544	11,372	10.3%	4,135	4,275	-3.3%

  General Expenses (Administrative + Personnel)

  General expenses, including depreciation and amortization, amounted to R$ 14,692 million in the first nine months of 2018, meaning increases of 5.1% in twelve months (or R$ 708 million) and 3.2% in three months. The performance in both periods is primarily attributed to higher data processing and personnel expenses, accompanying the business dynamics.

  Administrative and personnel expenses, excluding depreciation and amortization, came to R$ 13,020 million in the year to date, rising 4.4% in twelve months and 3.3% relative to the previous quarter.

  Personnel expenses, including profit-sharing, reached R$ 6,926 million between January and September 2018, climbing 3.0% in twelve months (or R$ 201 million), largely owing to higher labor charges and compensation expenses, in line with our meritocratic culture and the performance of our business. In three months, these expenses rose 2.0%. Both periods were also impacted by the collective bargaining agreement that took place in September 2018.

  Administrative expenses, excluding depreciation and amortization, stood at R$ 6,094 million in the first nine months of 2018, advancing 6.1%, in twelve months (or R$ 353 million) and 4.8% in comparison with the prior quarter. These increases were largely due to higher data processing expenses, given greater transactionality and growth in our customer base. Some of these changes were offset by lower expenses with outsourced and specialized services.

  Depreciation and amortization expenses were R$ 1,672 million in the year to date, up 10.1% in twelve months and 2.3% in three months.

Earnings Release (BR GAAP) | 3Q18

  The efficiency ratio reached 39.7% in the third quarter of 2018, went up 0.1 p.p. in three months. In the first nine months of the year, the ratio was 39.8% meaning a 4.2 p.p. decline in twelve months. Our industrial operating model reinforces our commitment to continually strive for excellence in efficiency.

EXPENSES' BREAKDOWN	9M18	9M17	Var.	3Q18	2Q18	Var.

(R$ million)			12M			3M
Outsourced and Specialized Services	1,639	1,693	-3.1%	543	582	-6.7%
Advertising, promotions and publicity	366	355	3.2%	134	133	1.1%
Data processing³	1,584	1,249	26.8%	585	481	21.5%
Communications	312	326	-4.2%	108	101	6.9%
Rentals	547	548	-0.3%	184	182	1.0%
Transport and Travel	126	134	-6.5%	43	43	0.3%
Security and Surveillance	452	452	0.1%	147	151	-2.5%
Maintenance	185	171	8.0%	61	65	-6.5%
Financial System Services	252	209	20.5%	93	80	17.2%
Water, Electricity and Gas	142	134	5.4%	45	47	-4.6%
Material	42	46	-8.7%	16	13	26.9%
Other	449	425	5.6%	163	149	9.6%
Subtotal	6,094	5,742	6.1%	2,121	2,025	4.8%
Depreciation and Amortization¹	1,672	1,518	10.1%	569	556	2.3%
Total Administrative Expenses	7,767	7,260	7.0%	2,690	2,581	4.2%
Compensation²	4,471	4,399	1.6%	1,487	1,495	-0.6%
Charges	1,324	1,209	9.5%	459	420	9.4%
Benefits	1,081	1,067	1.3%	366	353	3.6%
Training	44	38	16.3%	17	16	7.5%
Other	7	12	-42.8%	2	2	7.0%
Total Personnel Expenses³	6,926	6,725	3.0%	2,331	2,286	2.0%

Administrative + Personnel Expenses (excludes depreciation and amortization)	13,020	12,467	4.4%	4,452	4,311	3.3%

Total General Expenses	14,692	13,985	5.1%	5,020	4,867	3.2%
  ¹ Excluding 100% of the goodwill amortization expenses, which totaled R$ 70 million in 3Q18, R$ 70 million in 2Q18 and R$ 457 million in 3Q17.
  ² Including Profit-Sharing.
  ³ As of 1Q18, expenses for Isban Brasil S.A. and Produban Serviços de Informática S.A., which were previously consolidated in the Data processing expense line, will be recorded as Personnel and Administrative Expenses under the General Expenses line. For more information, please refer to the Material Fact - Acquisition of Isban Brasil S.A. and Produban Serviços de Informática S.A., released on February 20th, 2018.

Earnings Release (BR GAAP) | 3Q18

  Allowance for Loan Losses

  Allowance for loan losses amounted to R$ 7,874 million in the first nine months of 2018, a twelve-month rise of 11.6% (or R$ 821 million) and 0.6% higher in three months. The good evolution of provisions illustrates the strength of our risk models, with assertiveness in the customer's life cycle.

  Provision for loan losses totaled R$ 9,511 million in the year to date, up 5.6% in twelve months and down 1.7% in three months.

  Income from the recovery of written-off loans came to R$ 1,637 million in the year to date, declining 16.4% in twelve months and 11.9% in three months.

  Other Operating Income and Expenses

  Other net operating income and expenses reached R$ 3.878 million in the year to date, a 18.1% reduction in twelve months and 22.3% lower in three months.

OTHER OPERATING INCOME (EXPENSES)	9M18	9M17	Var.	3Q18	2Q18	Var.
(R$ million)			12M			3M
Expenses from credit cards	(1,655)	(1,192)	38.8%	(595)	(582)	2.3%
Net Income from Capitalization	292	270	8.0%	106	92	15.1%
Provisions for contingencies¹	(947)	(1,519)	-37.7%	(484)	(190)	154.8%
Other	(1,569)	(2,293)	-31.6%	(139)	(752)	-81.5%
Other operating income (expenses)	(3,878)	(4,735)	-18.1%	(1,113)	(1,432)	-22.3%

  ¹ Including tax, civil and labor provisions

Earnings Release (BR GAAP) | 3Q18

  Balance Sheet

  Total assets stood at R$ 769,990 million at the end of September 2018, growing 13.8% in twelve months and 4.2% in three months. Total equity was R$ 65,551 million in the same period. Excluding the goodwill balance, total equity reached R$ 64,824 million.

ASSETS	Sep-18	Sep-17	Var.	Jun-18	Var.
(R$ million)			12M		3M

Current Assets and Long-term Assets	759,235	664,984	14.2%	728,300	4.2%
Cash and Cash Equivalents	14,945	7,080	111.1%	11,884	25.8%
Interbank Investments	56,923	49,963	13.9%	53,295	6.8%
Money Market Investments	44,892	43,787	2.5%	40,290	11.4%
Interbank Deposits	3,729	1,503	148.2%	3,423	8.9%
Foreign Currency Investments	8,302	4,673	77.7%	9,582	-13.4%
Securities and Derivative Financial Instruments	179,682	182,557	-1.6%	187,417	-4.1%
Own Portfolio	69,809	69,296	0.7%	58,103	20.1%
Subject to Repurchase Commitments	70,049	73,001	-4.0%	90,633	-22.7%
Posted to Central Bank of Brazil	918	2,179	-57.9%	1,943	-52.8%
Pledged in Guarantees	18,353	18,007	1.9%	16,792	9.3%
Other	20,553	20,074	2.4%	19,946	3.0%
Interbank Accounts	92,619	68,277	35.7%	90,695	2.1%
Restricted Deposits:	70,162	66,423	5.6%	69,687	0.7%
-Central Bank of Brazil	69,891	66,149	5.7%	69,416	0.7%
-National Housing System	271	274	-1.0%	271	0.0%
Other	22,457	1,854	1111.2%	21,008	6.9%
Lending Operations	280,894	246,068	14.2%	272,496	3.1%
Lending Operations	299,079	263,040	13.7%	290,529	2.9%
Lending Operations Related to Assignment	39	355	-89.0%	63	-37.6%
(Allowance for Loan Losses)	(18,224)	(17,327)	5.2%	(18,096)	0.7%
Other Receivables	131,545	108,572	21.2%	109,859	19.7%
Foreign Exchange Portfolio	80,947	46,004	76.0%	59,516	36.0%
Income Receivable	28,974	26,915	7.7%	28,562	1.4%
Other	21,624	35,654	-39.3%	21,782	-0.7%
Other Assets	2,626	2,467	6.5%	2,654	-1.1%
Permanent Assets	10,754	11,784	-8.7%	10,771	-0.2%
Temporary Assets	477	391	22.2%	440	8.5%
Fixed Assets	6,266	7,060	-11.2%	6,346	-1.2%
Intangibles	4,011	4,334	-7.5%	3,985	0.6%
Goodwill net of amortization	727	795	-8.6%	796	-8.7%
Other Assets	3,284	3,539	-7.2%	3,189	3.0%
Total Assets	769,990	676,768	13.8%	739,071	4.2%

Total Assets (excluding goodwill)	769,263	675,973	13.8%	738,275	4.2%

Earnings Release (BR GAAP) | 3Q18

LIABILITIES	Sep-18	Sep-17	Var.	Jun-18	Var.
(R$ million)			12M		3M

Current Liabilities and Long-term Liabilities	701,989	611,637	14.8%	673,248	4.3%
Deposits	250,593	204,118	22.8%	241,754	3.7%
Demand Deposits	17,421	15,980	9.0%	17,369	0.3%
Savings Deposits	44,429	38,570	15.2%	42,571	4.4%
Interbank Deposits	4,111	2,701	52.2%	4,199	-2.1%
Time Deposits and Others	184,631	146,867	25.7%	177,615	4.0%
Money Market Funding	117,545	141,526	-16.9%	133,155	-11.7%
Own Portfolio	77,356	104,607	-26.1%	100,998	-23.4%
Third Parties	14,003	2,457	469.8%	12,275	14.1%
Free Portfolio	26,187	34,461	-24.0%	19,882	31.7%
Funds from Acceptance and Issuance of Securities	82,221	78,143	5.2%	77,045	6.7%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	73,391	72,758	0.9%	68,447	7.2%
Funding from Certificates of Structured Operations	2,481	1,540	61.1%	2,253	10.1%
Securities Issued Abroad	5,045	2,700	86.8%	5,079	-0.7%
Other	1,304	1,145	13.8%	1,266	3.0%
Interbank Accounts	1,918	1,571	22.1%	1,732	10.8%
Interbranch Accounts	3,593	3,051	17.8%	2,854	25.9%
Borrowings	50,697	26,235	93.2%	46,559	8.9%
Domestic Onlendings - Official Institutions	13,531	16,934	-20.1%	14,329	-5.6%
National Economic and Social Development Bank (BNDES)	7,612	9,577	-20.5%	7,816	-2.6%
National Equipment Financing Authority (FINAME)	5,413	7,070	-23.4%	6,267	-13.6%
Other Institutions	506	287	76.4%	246	106.0%
Derivative Financial Instruments	16,932	18,952	-10.7%	17,793	-4.8%
Other Payables	164,958	121,107	36.2%	138,027	19.5%
Foreign Exchange Portfolio	80,422	46,426	73.2%	58,853	36.6%
Tax and Social Security	4,050	5,185	-21.9%	3,271	23.8%
Subordinated Debts	-	505	n.a.	-	n.a.
Debt Instruments Eligible to Compose Capital	10,125	8,011	26.4%	9,835	2.9%
Other	70,362	60,980	15.4%	66,069	6.5%
Deferred Income	355	506	-29.8%	423	-16.1%
Minority Interest	2,095	2,268	-7.6%	2,076	0.9%
Equity	65,551	62,359	5.1%	63,325	3.5%
Total Liabilities	769,990	676,768	13.8%	739,071	4.2%

Equity (excluding goodwill)	64,824	61,564	5.3%	62,529	3.7%

  Securities

  Total securities amounted to R$ 179,682 million at the end of September 2018, falling 1.6% in twelve months and 4.1% in three months, mostly explained by the performance of public securities.

SECURITIES	Sep-18	Sep-17	Var.	Jun-18	Var.
(R$ million)			12M		3M

Public securities	137,020	142,346	-3.7%	147,323	-7.0%
Private securities	23,350	20,139	15.9%	21,280	9.7%
Financial instruments	19,312	20,072	-3.8%	18,813	2.7%
Total	179,682	182,557	-1.6%	187,417	-4.1%

Earnings Release (BR GAAP) | 3Q18

  Loan Portfolio

  The loan portfolio totaled R$ 298,433 million at the end of September 2018, rising 13.5% in twelve months (or an increase of 10.4% disregarding the exchange rate fluctuation effect) and 2.7% in three months. The highlights continue to be the individuals and consumer finance segments, which have recorded year-on-year expansion for twelve and eight consecutive quarters, respectively, exceeding the total portfolio growth.

  The expanded loan portfolio, which includes other credit risk transactions, acquiring-activities related assets and guarantees, amounted to R$ 380,713 million at the end of September 2018, a 13.1% increase in twelve months (or a 10.7% rise disregarding the exchange rate fluctuation effect) and a 3.4% growth in three months.

  The balance of the foreign currency portfolio, including dollar-indexed loans, was R$ 38,961 million at the end of September 2018, climbing 29.5% relative to the balance of R$ 30,093 million recorded in September 2017 and growing 3.5% compared to the balance of R$ 37,655 million in June 2018.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT	Sep-18	Sep-17	Var.	Jun-18	Var.
(R$ million)			12M		3M

Individuals	125,336	102,263	22.6%	119,837	4.6%
Consumer Finance	47,274	39,178	20.7%	45,369	4.2%
SMEs	36,269	32,945	10.1%	35,319	2.7%
Corporate	89,554	88,579	1.1%	89,954	-0.4%
Total portfolio	298,433	262,965	13.5%	290,479	2.7%
Other credit related transactions¹	82,280	73,510	11.9%	77,766	5.8%
Total expanded credit portfolio	380,713	336,475	13.1%	368,245	3.4%
  ¹ Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees.

  In the quarter, growth in our loan portfolio was especially spurred by the individuals and consumer finance portfolios. The SME segment made a positive contribution for the sixth consecutive quarter. In the same period, the Corporate portfolio registered a decrease compared to June 2018.

Earnings Release (BR GAAP) | 3Q18

  At the end of September 2018, the individuals portfolio accounted for 42.0% of the total portfolio, meaning an increase of 3.1 p.p. in twelve months. Furthermore, the consumer finance segment, which reached 15.8% of the total portfolio at the end of September 2018, also expanded its share, by 0.9 p.p. in twelve months. In the same period, the corporate portfolio reduced by 3.7 p.p. in twelve months to 30.0%, while the SME portfolio fell by 0.4 p.p. to 12.2%.

  Loans to Individuals

  Loans to individuals amounted to R$ 125,336 million at the end of September 2018, expanding by 22.6% in twelve months (or R$ 23,073 million) and 4.6% in three months. The products that contributed the most to this performance in both periods were payroll loans, credit card and mortgages.

  The payroll loans portfolio came to R$ 32,329 million at the end of September 2018, climbing 35.0% in twelve months (or R$ 8,379 million) and 5.0% in three months. This performance is explained by the higher demand in our digital channels and strong commercial dynamics in our network.

  The credit card portfolio reached R$ 26,771 million, representing growth of 22.5% in twelve months (or R$ 4,922 million) and 4.1% in three months. The increase in both periods reflects the enhanced customer experience, the expansion of our customer base and through partnerships.

  The mortgage loan portfolio totaled R$ 31,495 million, up 15.6% in twelve months (or R$ 4,244 million) and 3.8% in three months. We continue to move forward with our strategy of offering attractive rates and perfecting the customer journey.

Earnings Release (BR GAAP) | 3Q18

  Consumer Finance

  The Consumer Finance portfolio, which is originated outside the branch network, stood at R$ 47,274 million at the end of September 2018, growing 20.7% in twelve months (or R$ 8,096 million) and 4.2% in three months. Of this total portfolio, R$ 39,142 million refers to vehicle financing for individuals, which represents a 20.0% increase in twelve months.

  The total vehicle portfolio for individuals, which includes operations carried out by both the financing unit (correspondent banks) as well as by Santander's branch network, advanced 19.9% in twelve months and 3.7% in three months, amounting to R$ 41,256 million at the end of September 2018.

  The performance of this portfolio can be partially attributed to the +Negócios platform, focused on the vehicles segment in which we offer a better customer journey.

  Corporate & SMEs Loans

  The corporate & SME loan portfolio reached R$ 125,823 million in September 2018, rising 3.5% in twelve months (or R$ 4,299 million) and 0.4% in three months.

  The corporate loan portfolio totaled R$ 89,554 million, representing growth of 1.1% in twelve months (or R$ 975 million) and a 0.4% reduction in three months. Disregarding the exchange rate fluctuation effect, the portfolio decreased by 7.2% in twelve months and 1.9% in three months.

  The SME loan portfolio amounted to R$ 36,269 million, meaning an expansion of 10.1% in twelve months (or R$ 3,324 million) and 2.7% in three months. We maintain our positioning of providing sector-oriented offers which included the education segment starting from this quarter. In addition, we provide specialized services and a non-financial offering through the "Avançar" Program. That way, we have been able to grow our customer base and strengthen our customer loyalty.

Earnings Release (BR GAAP) | 3Q18

  Individuals and Corporate & SMEs Loan Portfolio by Product

MANAGERIAL BREAKDOWN OF CREDIT	Sep-18	Sep-17	Var.	Jun-18	Var.
PORTFOLIO BY PRODUCT (R$ million)			12M		3M

Individuals
Leasing / Auto Loans¹	2,114	1,813	16.6%	1,988	6.3%
Credit Card	26,771	21,850	22.5%	25,727	4.1%
Payroll Loans	32,329	23,950	35.0%	30,803	5.0%
Mortgages	31,495	27,251	15.6%	30,331	3.8%
Agricultural Loans	5,850	4,854	20.5%	5,005	16.9%
Personal Loans / Others	26,777	22,546	18.8%	25,984	3.1%
Total Individuals	125,336	102,263	22.6%	119,837	4.6%
Consumer Finance	47,274	39,178	20.7%	45,369	4.2%
Corporate and SMEs
Leasing / Auto Loans	3,125	2,747	13.8%	2,923	6.9%
Real Estate	4,734	7,530	-37.1%	5,120	-7.5%
Trade Finance	28,821	22,821	26.3%	26,608	8.3%
On-lending	9,734	11,603	-16.1%	10,654	-8.6%
Agricultural Loans	6,061	7,068	-14.3%	6,228	-2.7%
Working capital / Others	73,349	69,755	5.2%	73,741	-0.5%
Total Corporate and SMEs	125,823	121,523	3.5%	125,273	0.4%

Total Credit	298,433	262,965	13.5%	290,479	2.7%
Other Credit Risk Transactions with customers²	82,280	73,510	11.9%	77,766	5.8%

Total Expanded Credit Portfolio	380,713	336,475	13.1%	368,245	3.4%

  ¹ Including consumer finance, the auto loan portfolio for individuals totaled R$ 41,256 million in Sept-18, R$ 39,772 million in Jun-18 and R$ 34,419 million in Sept-17.
   ² Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees.

  Coverage Ratio

  The balance of allowance for loan losses came to R$ 18,224 million at the end of September 2018, increasing 5.2% in twelve months and 0.7% in three months. This evolution is in line with the expansion dynamics of our loan portfolio and shows that the provisioning levels are adequate.

  The coverage ratio stood at 207% at the end of September 2018, or a decline of 22.6 p.p. in twelve months and 12.3 p.p. lower in three months. These figures were impacted by a one-off case in the Corporate segment that occurred in this quarter.

Earnings Release (BR GAAP) | 3Q18

Renegotiated Loan Portfolio

Loan renegotiations totaled R$ 14,183 million at the end of September 2018, increasing by 4.3% in twelve months and 2.6% in three months. These operations comprise loan agreements that were renegotiated to enable their payment under conditions agreed upon with customers, including renegotiations of loans that had already been written-off in the past.

At the end of September 2018, the coverage ratio of the renegotiated portfolio reached 53.7%, a level considered adequate for these operations.

Renegotiated Portfolio
(R$ million)
56.2%
58.0%
58.0%
56.7%
53.7%
13,601
7,647
13,656
7,923
13,772
7,987
13,822
7,835
14,183
7,617
3Q17
4Q17
1Q18
2Q18
3Q18
Renegotiated Portfolio
Allowance for loan losses over renegotiated portfolio
Coverage

Credit Portfolio by Risk Level

We operate in accordance with our risk culture and international best practices, in order to protect our capital and guarantee the profitability of our businesses.

Our credit approval process, particularly the approval of new loans and risk monitoring, is structured according to our classification of customers and products, centered around our retail and wholesale segments.

At the end of September of 2018, portfolios rated "AA" and "A" accounted for 73% of the total loan portfolio.

Credit Portfolio by Risk Level
11%
5%
8%
39%
37%
Sep-17
11%
5%
8%
41%
35%
Dec-17
11%
5%
9%
41%
35%
Mar-18
10%
5%
8%
42%
35%
Jun-18
10%
8%
9%
35%
38%
Sep-18
AA
A
B
C
D-H

NPL Formation

NPL Formation was R$ 3,749 million, rising 13.1% in twelve months and 27.7% in three months. The key factor behind this result is the one-off case we had during this quarter in the Corporate segment.

The ratio between NPL Formation and the loan portfolio reached 1.3%, stable in twelve months and 0.3 p.p. higher in three months.

NPL Formation
(R$ million)
1.3%
1.4%
1.0%
1.0%
1.3%
3,314
3,806
2,709
2,937
3,749
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
NPL Formation
NPL Formation/ Loan Portfolio

Note: NPL Formation is obtained from the change in balance of the non-performed portfolio over 90 days and the loan book under renegotiation, disregarding the portfolio written-off as loss in the period.

Earnings Release (BR GAAP) | 3Q18

  Delinquency Ratio over-90-Day

  The over-90-day delinquency ratio stood at 2.9% at the end of September 2018, stable in twelve months and a 0.1 p.p. rise in three months. The ratio remains at a controlled level, attesting to the effectiveness of our models and our preventive risk management.

  Delinquency in the Individuals segment was 3.8% in the period, advancing 0.1 p.p. in twelve months and remaining stable compared with the previous quarter.

  Delinquency in the Corporate and SME segment came to 1.9% at the end of September 2018, stable in twelve months. In the quarter, this ratio increased by 0.2 p.p., owing to the one-off case discussed earlier in this report.

  Delinquency Ratio 15-to-90-day

  The 15-to-90-day delinquency ratio reached 4.0% at the end of September 2018, dropping 0.5 p.p. in twelve months and 0.2 p.p. in three months.

  In the Individuals segment, the ratio stood at 5.6%, which represents a decline of 0.2 p.p. in twelve months and a 0.1 p.p. decline in three months.

  In the Corporate & SME segment, this ratio came to 2.1% at the end of September 2018, falling 1.0 p.p. in twelve months and 0.3 p.p. compared to the prior quarter.

Earnings Release (BR GAAP) | 3Q18

  Funding

FUNDING	Sep-18	Sep-17	Var.	Jun-18	Var.
(R$ million)			12M		3M

Demand deposits	17,421	15,980	9.0%	17,369	0.3%
Saving deposits	44,429	38,570	15.2%	42,571	4.4%
Time deposits	184,626	146,867	25.7%	177,611	3.9%
Debenture/LCI/LCA¹	54,472	68,731	-20.7%	53,980	0.9%
Financial Bills²	36,050	39,095	-7.8%	33,348	8.1%
Funding from clients	336,997	309,244	9.0%	324,879	3.7%

  ¹ Repo operations backed by Debentures, Real Estate Credit Notes (LCI) and Agricultural Credit Notes (LCA).
  ² Including Certificates of Structured Operations (COE).

  Total customer funding amounted to R$ 336,997 million at the end of September 2018, growing 9.0% in twelve months (or R$ 27,754 million) and 3.7% in three months. Growth in both periods was especially fueled by time deposits, which went up 25.7% in twelve months and 3.9% in three months, as well as savings deposits, which increased by 15.2% in twelve months and 4.4% relative to June 2018.

  Credit/Funding Ratio

FUNDING VS. CREDIT	Sep-18	Sep-17	Var.	Jun-18	Var.
(R$ million)			12M		3M

Funding from customers (A)	336,997	309,244	9.0%	324,879	3.7%
(-) Reserve Requirements	(69,891)	(66,149)	5.7%	(69,416)	0.7%
Funding Net of Reserve Requirements	267,106	243,095	9.9%	255,463	4.6%
Borrowing and Onlendings	13,639	17,419	-21.7%	14,450	-5.6%
Subordinated Debts	10,125	8,516	18.9%	9,835	2.9%
Offshore Funding	55,634	28,450	95.6%	51,517	8.0%
Total Funding (B)	346,504	297,481	16.5%	331,265	4.6%
Assets under management¹	301,541	296,043	1.9%	302,162	-0.2%
Total Funding and Asset under management	648,046	593,524	9.2%	633,427	2.3%
Total Credit (C)	298,433	262,965	13.5%	290,479	2.7%
C / B (%)	86.1%	88.4%		87.7%
C / A (%)	88.6%	85.0%		89.4%

  ¹ According to ANBIMA criteria.

  The loan portfolio to customer funding ratio was 88.6% at the end of September 2018, meaning a 3.6 p.p. increase in 12 months and a 0.8 p.p. reduction in three months. The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding reached 86.1% in September 2018, down 2.3 p.p. in twelve months and 1.6 p.p. in three months. The Bank is in a comfortable liquidity situation, with stable funding sources and an adequate funding structure.

Earnings Release (BR GAAP) | 3Q18

  The BIS ratio stood at 15.3% at the end of September 2018, a reduction of 0.9 p.p. in twelve months. This change is chiefly explained by the impact on capital deductions under the Basel III schedule, which went from 80% in 2017 to 100% in 2018. In the quarter, the ratio rose 0.5 p.p., driven by an improved CET1 ratio, given the increase in retained earnings and better deduction levels, which offset the RWA growth in the period.

  It is important to mention that the use of the internal model for Market Risk was approved in the second quarter of 2018 by the Brazilian Central Bank. Thus, the calculation of this portion is now obtained from the maximum value between the internal methodology and 90% of the standardized approach.

  Since January 2018, the capital requirement has been changed from 9.25% to 8.625% + conservation capital of 1.875% + additional CET1 for systemically important financial institutions in the Brazilian market of 0.5%, totaling 11%. Tier I Capital is 8.375% and CET1 is 6.875%.

  In March 2013, the Brazilian Central Bank issued the Basel III rules on capital definition and risk management. These criteria will be gradually implemented by 2019. If we were to apply Basel III rules immediately and in full, our CET1 would have reached 12.6% in September 2018, down 0.7 p.p. in twelve months, affected by the RWA increase. In the quarter, the ratio rose 0.2 p.p., owing to the capital improvement arising from higher retained earnings and better deduction levels.

OWN RESOURCES AND BIS	Sep-18	Sep-17	Var.	Jun-18	Var.
(R$ million)			12M		3M

Tier I Regulatory Capital	62,042	60,428	2.7%	57,153	8.6%
CET1	56,973	56,417	1.0%	52,271	9.0%
Additional Tier I	5,069	4,011	26.4%	4,882	3.8%
Tier II Regulatory Capital	5,055	4,000	26.4%	4,953	2.1%
Adjusted Regulatory Capital (Tier I and II)	67,098	64,428	4.1%	62,106	8.0%
Risk Weighted Assets (RWA)	439,784	398,302	10.4%	420,588	4.6%
Credit Risk Capital requirement	371,254	328,972	12.9%	354,414	4.8%
Market Risk Capital requirement	26,155	36,751	-28.8%	28,802	-9.2%
Operational Risk Capital requirement	42,376	32,579	30.1%	37,372	13.4%
Basel Ratio	15.26%	16.18%	-0.92 p.p.	14.77%	0.49 p.p.
Tier I	14.11%	15.17%	-1.06 p.p.	13.59%	0.52 p.p.
CET1	12.95%	14.16%	-1.21 p.p.	12.43%	0.53 p.p.
Tier II	1.15%	1.01%	0.14 p.p.	1.18%	-0.03 p.p.

Earnings Release (BR GAAP) | 3Q18

Our shares

Santander Brasil has a free float of 10.07% and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão, under the tickers SANB3 (common shares), SANB4 (preferred shares) and SANB11 (units). Our unit is composed by one common share and one preferred share.
Our shares are also listed in the New York Stock Exchange (NYSE) under the ticker BSBR.

We are committed to the best Corporate Governance practices:

- 50% of our Board of Directors members are independent.
- The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person.
- Independent committees reporting directly to the Board of Directors.
- Regular market meetings with information widely disclosed on our Investor Relations' website.

Ownership Structure | Free-float Breakdown[1]

OWNERSHIP STRUCTURE	Common shares (thousand)	%	Preferred shares (thousand)	%	Total shares (thousand)	Total %
Santander Group [2]	3,444,000	90.19%	3,277,336	89.00%	6,721,336	89.64%
Treasury Shares	11,060	0.29%	11,060	0.30%	22,120	0.29%
Free Float	363,635	9.52%	391,440	10.70%	755,075	10.07%
Total	**3,818,695**	**100.00%**	**3,679,836**	**100.00%**	**7,498,531**	**100.00%**

[1] Santander's ownership structure, as of September 28th, 2018
[2] Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as shares owned by Management.

Free Float (Sep-18)

19.3%
35.3%
45.4%
Local investor (B3 - Brasil, Bolsa, Balcão)
Foreign Investor (B3 - Brasil, Bolsa, Balcão)
NYSE

Stock Performance

Stock Price Evolution[1]
Base 100

Sep-14
Nov-14
Jan-15
Mar-15
May-15
Jul-15
Sep-15
Nov-15
Jan-16
Mar-16
May-16
Jul-16
Sep-16
Nov-16
Jan-17
Mar-17
May-17
Jul-17
Sep-17
Nov-17
Jan-18
Mar-18
May-18
Jul-18
Sep-18
SANB11
IBOV

The chart above illustrates that a R$100 investment in Santander Brasil shares on August 31st, 2014 would have increased in value to R$ 294 on September 28th, 2018, with reinvestments of the dividend and interest on capital payments. The chart illustrates that the same amount of investment in the IBOV index (B3's main stock index) during the same period, would have increased in value to R$130.

Average daily trading volume of shares
R$ million

Post tender offer period[2]
146
102
44
34
20
14
59
31
27
110
60
50
113
51
63
2014
2015
2016
2017
9M18
B3 - Brasil, Bolsa, Balcão
NYSE

[1] Historical prices excluding dividends and interest on capital. Source: Bloomberg.
[2] Stock Swap Offer completed on October 30th, 2014

Earnings Release (BR GAAP) | 3Q18

Earnings Release (BR GAAP) | 3Q18

  Rating Agencies

  Santander is rated by international rating agencies and the ratings it receives reflect several factors, including the quality of its management, its operational performance and financial strength, as well as other variables related to the financial sector and the economic environment in which the company operates, with its long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by Standard & Poor's and Moody's:

	Global Scale				National Scale

Ratings	Local Currency		Foreign Currency		National
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Standard & Poor’s¹ (outlook)	BB- (stable)	B	BB- (stable)	B	brAAA (stable)	brA-1+

Moody's² (outlook)	Ba1 (stable)	NP	Ba3 (stable)	NP	Aaa.br	Br-1

  ¹ Last update on July 11th, 2018.
  ² Last update on August 20th, 2018

Earnings Release (BR GAAP) | 3Q18

  Accounting and Managerial Results Reconciliation

  For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

ACCOUNTING AND MANAGERIAL	9M18	Reclassifications
								9M18

RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Other events[5]	Managerial

Net Interest Income	25,178	7,411	(1,637)	-	-	-	300	31,253
Allowance for Loan Losses	(9,454)	-	1,753	-	-	-	(173)	(7,874)
Net Interest Income after Loan Losses	15,724	7,411	116	-	-	-	127	23,379
Fees	12,544	-	-	-	-	-	-	12,544
General Expenses	(13,549)	-	-	209	(1,352)	-	-	(14,692)
Personnel Expenses	(5,573)	-	-	-	(1,352)	-	-	(6,926)
Administrative Expenses	(7,976)	-	-	209	-	-	-	(7,767)
Tax Expenses	(2,586)	(406)	-	-	-	-	-	(2,992)
Investments in Affiliates and Subsidiaries	14	-	-	-	-	-	-	14
Other Operating Income/Expenses	(3,433)	-	(116)	-	-	-	(329)	(3,878)
Operating Income	8,714	7,005	-	209	(1,352)	-	(203)	14,373
Non Operating Income	33	-	-	-	-	-	-	33
Net Profit before Tax	8,748	7,005	-	209	(1,352)	-	(203)	14,407
Income Tax and Social Contribution	1,696	(7,005)	-	-	-	-	155	(5,154)
Profit Sharing	(1,352)	-	-	-	1,352	-	-	-
Minority Interest	(261)	-	-	-	-	-	-	(261)
Net Profit	8,831	-	-	209	-	-	(47)	8,992

ACCOUNTING AND MANAGERIAL	9M17	Reclassifications						9M17
RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Other events[5]	Managerial

Net Interest Income	30,291	(661)	(1,958)	-	-	156	-	27,829
Allowance for Loan Losses	(8,974)	-	2,004	-	-	(83)	-	(7,053)
Net Interest Income after Loan Losses	21,317	(661)	46	-	-	73	-	20,776
Fees	11,372	-	-	-	-	-	-	11,372
General Expenses	(14,355)	-	-	1,369	(1,103)	-	105	(13,985)
Personnel Expenses	(5,622)	-	-	-	(1,103)	-	-	(6,725)
Administrative Expenses	(8,733)	-	-	1,369	-	-	105	(7,260)
Tax Expenses	(2,777)	65	-	-	-	-	-	(2,712)
Investments in Affiliates and Subsidiaries	26	-	-	-	-	-	-	26
Other Operating Income/Expenses	(4,757)	-	(46)	-	-	(73)	142	(4,735)
Operating Income	10,826	(596)	-	1,369	(1,103)	-	247	10,743
Non Operating Income	(313)	-	-	-	-	-	-	(313)
Net Profit before Tax	10,514	(596)	-	1,369	(1,103)	-	247	10,430
Income Tax and Social Contribution	(3,612)	596	-	-	-	-	87	(2,929)
Profit Sharing	(1,103)	-	-	-	1,103	-	-	-
Minority Interest	(300)	-	-	-	-	-	-	(300)
Net Profit	5,499	-	-	1,369	-	-	334	7,201

Earnings Release (BR GAAP) | 3Q18

ACCOUNTING AND MANAGERIAL	3Q18	Reclassifications						3Q18
RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Other events[5]	Managerial

Net Interest Income	9,323	1,515	(508)	-	-	-	300	10,629
Allowance for Loan Losses	(2,964)	-	519	-	-	-	(173)	(2,618)
Net Interest Income after Loan Losses	6,359	1,515	11	-	-	-	127	8,011
Fees	4,135	-	-	-	-	-	-	4,135
General Expenses	(4,638)	-	-	70	(452)	-	-	(5,020)
Personnel Expenses	(1,879)	-	-	-	(452)	-	-	(2,331)
Administrative Expenses	(2,759)	-	-	70	-	-	-	(2,690)
Tax Expenses	(1,074)	70	-	-	-	-	-	(1,004)
Investments in Affiliates and Subsidiaries	5	-	-	-	-	-	-	5
Other Operating Income/Expenses	(975)	-	(11)	-	-	-	(127)	(1,113)
Operating Income	3,812	1,585	-	70	(452)	-	(0)	5,014
Non Operating Income	6	-	-	-	-	-	-	6
Net Profit before Tax	3,818	1,585	-	70	(452)	-	(0)	5,020
Income Tax and Social Contribution	(240)	(1,585)	-	-	-	-	-	(1,825)
Profit Sharing	(452)	-	-	-	452	-	-	-
Minority Interest	(87)	-	-	-	-	-	-	(87)
Net Profit	3,039	-	-	70	-	-	(0)	3,108

ACCOUNTING AND MANAGERIAL	2Q18	Reclassifications						2Q18
RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Other events[5]	Managerial

Net Interest Income	5,307	5,730	(577)	-	-	-	-	10,460
Allowance for Loan Losses	(3,199)	-	596	-	-	-	-	(2,604)
Net Interest Income after Loan Losses	2,107	5,730	19	-	-	-	-	7,856
Fees	4,275	-	-	-	-	-	-	4,275
General Expenses	(4,503)	-	-	70	(434)	-	-	(4,867)
Personnel Expenses	(1,852)	-	-	-	(434)	-	-	(2,286)
Administrative Expenses	(2,650)	-	-	70	-	-	-	(2,581)
Tax Expenses	(564)	(460)	-	-	-	-	-	(1,024)
Investments in Affiliates and Subsidiaries	6	-	-	-	-	-	-	6
Other Operating Income/Expenses	(1,261)	-	(19)	-	-	-	(152)	(1,432)
Operating Income	60	5,270	-	70	(434)	-	(152)	4,814
Non Operating Income	15	-	-	-	-	-	-	15
Net Profit before Tax	75	5,270	-	70	(434)	-	(152)	4,829
Income Tax and Social Contribution	3,421	(5,270)	-	-	-	-	135	(1,714)
Profit Sharing	(434)	-	-	-	434	-	-	-
Minority Interest	(90)	-	-	-	-	-	-	(90)
Net Profit	2,972	-	-	70	-	-	(17)	3,025

  ¹ Foreign Exchange Hedge: under Brazilian tax rules, gains (losses) derived from exchange rate fluctuations on foreign currency investments are not taxable (tax deductible). This tax treatment leads to exchange rate exposure to taxes. An exchange rate hedge position was set up with the purpose of protecting the net profit from the impact of foreign exchange fluctuations related to this tax exposure.
  ² Credit Recovery: reclassified from revenue from loan operations to allowance for loan losses and, from 2017 onwards, it includes provision for guarantees provided.
  ³ Amortization of Goodwill: reversal of goodwill amortization expenses.
  4 Exchange Rate Fluctuation: includes, in addition to the effect of the exchange rate fluctuation, reclassifications between different lines of the Bank s results (other operating income/expenses, allowance for loan losses and non-operating result) for better comparability with previous quarters.
  5 Other events:

  2017
  3Q17: Adhesion effect to the installment payment program for outstanding taxes and social security debts (in accordance with Provisional Measure No. 783/2017).

  2018
  1Q18: Adhesion effect to the installment payment program for outstanding taxes and social security debts (in accordance with Provisional Measure No. 783/2017).
  2Q18: Includes a gain of R$ 816 MM from the adjustment of post-employment benefits, additional provisions for contingencies in the amount of R$ 358 MM, impairment of intangible assets (systems acquisition and development) in the amount of R$ 306 MM and a write-off of tax credits in the amount of R$ 74 MM.
  3Q18: Net Interest Income, Allowance for Loan Losses and Other Operating Income and Expenses: reclassifications between the lines referring to adjustments in the valuation of assets related to the impairment of securities (R$ 173 MM) and derivative instruments (R$ 127 MM)

Earnings Release (BR GAAP) | 3Q18

I Santander Brasil Investor Day

São Paulo, 2019

October 8th, 2019

Visit the Investor Relations website for further information

www.ri.santander.com.br

Earnings Release (BR GAAP) | 3Q18

Information by Business Units

Cards

Turnover[1]
(R$ billion)

42.4
48.6
45.4
47.1
50.5
13.9
16.4
14.9
14.8
15.7
28.5
32.2
30.6
32.4
34.8
3Q17
4Q17
1Q18
2Q18
3Q18
Credit
Debit

Transactions
(million)

507.9
566.1
528.0
564.1
591.7
249.2
285.3
265.7
270.3
277.1
258.7
280.7
262.3
293.9
314.5
3Q17
4Q17
1Q18
2Q18
3Q18
Credit
Debit

Getnet

Turnover
(R$ billion)

35.4
42.1
40.9
44.1
47.7
12.3
16.2
16.1
17.1
18.7
23.1
26.0
24.8
27.0
29.0
3Q17
4Q17
1Q18
2Q18
3Q18
Credit
Debit

Transactions
(million)

403.0
464.0
465.0
508.1
553.8
203.2
267.0
273.9
293.2
320.5
199.8
197.0
191.1
214.9
233.3
3Q17
4Q17
1Q18
2Q18
3Q18
Credit
Debit

Real Estate

Loan Portfolio Evolution
(R$ billion)

34.8
35.5
36.2
22%
14%
13%
78%
86%
87%
3Q17
2Q18
3Q18
Individuals
Corporate

Distribution Channels[2]
(%)

13%
16%
71%
Brokers
Transfers to Homebuilders
Branches

Loan to Value[3]
(%)

61%
47%
61%
49%
61%
49%
3Q17
2Q18
3Q18
Origination (quartely average)
Loan Portfolio

[1] Cards turnover do not include withdrawal transactions, it only considers purchase volumes.
[2] Individuals' origination. [3] Ratio between Loans and Collateral Value.

30

Earnings Release (BR GAAP) | 3Q18

Consumer Finance

Total vehicle portfolio for Individuals[1] by channel
(R$ billion)

34.4
36.2
38.2
39.8
41.3
1.8
1.9
1.9
2.0
2.1
32.6
34.4
36.3
37.8
39.1
3Q17
4Q17
1Q18
2Q18
3Q18
Financial
Internal channel

Number of monthly simulations by +Negócios | Vehicles
(thousands)

960
942
1,131
1,013
1,153
3Q17
4Q17
1Q18
2Q18
3Q18

Market Share

Loan Portfolio[2]

Total

8.6%
9.3%
9.4%
Sep-17
Jun-18
Sep-18

Deposits[3]

Total

9.9%
10.8%
11.1%
Sep-17
Jun-18
Sep-18

Getnet[4]

Total turnover

11.2%
13.2%
14.0%
2Q18
1Q18
2Q18

Payroll Loans[2]

Loans

7.8%
9.5%
9.8%
Sep-17
Jun-18
Sep-18

SMEs[2]

Loans

8.8%
11.2%
11.5%
2Q18
1Q18
2Q18

Financeira[2]

Loans

22.8%
23.9%
23.8%
Sep-17
Jun-18
Sep-18

[1] Vehicle portfolio for Individuals and Companies. Individuals' portfolio is generated by the internal channel as well as by the Individuals' portfolio from the Consumer Finance segment. [2] Brazilian Central Bank. [3] Brazilian Central Bank. It includes demand deposits, time deposits, savings deposits, Real Estate Credit Notes (LCI) and Agricultural Credit Notes (LCA). [4] ABECS - Acquiring.

31

Earnings Release (BR GAAP) | 3Q18

Our purpose is to help people and businesses prosper. Our culture is based on the belief that everything we do should be:

Simple | Personal | Fair

  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
  Date: October 31, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer